Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Plan Administrator of the
Rocky Mountain Chocolate Factory, Inc. 401(k) Plan:
We consent to the incorporation by reference in the Registration Statement (No. 333-145986) on Form S-8 of Rocky Mountain Chocolate Factory, Inc. of our report dated August 27, 2007, with respect to the statements of net assets available for benefits of Rocky Mountain Chocolate Factory, Inc. 401(k) Plan as of February 28, 2007 and 2006, the related statement of changes in net assets available for benefits for the year ended February 28, 2007, and the related supplemental schedule of Schedule H, line 4i — schedule of assets (held at end of year) as of February 28, 2007, which report appears in the February 28, 2007 annual report on Form 11-K/A of Rocky Mountain Chocolate Factory, Inc. 401(k) Plan.
Ehrhardt Keefe Steiner & Hottman PC
September 24, 2007
Denver, Colorado